Puhui Wealth Investment Management Co., Ltd.

Suite 1002, W3 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District
Beijing, PRC100005

(+86) 10 53605158

May 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Puhui Wealth Investment Management Co., Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 17, 2018 CIK No. 0001729089

Dear Mr. Clampitt:

On behalf of Puhui Wealth Investment Management Co., Ltd., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 3, 2018, regarding Amendment No. 1 to the Draft Registration Statement on Form F-1 submitted to the Commission on April 17, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Summary

History and Corporate Structure, page 6

1.	We note your response to comments 4 and 5 and the changes you made to the table of subsidiaries on page F-8. Please revise the corporate structure diagram on page 8 to include all non-fund consolidated subsidiaries of yours. Please also make corresponding revisions to the table of operating entities below the diagram.

In response to the Staff’s comment, we have revised pages 8 and 74 of the Registration Statement to include the requested disclosure.

Risk Factors

We are not an “investment company”…, page 24

2.	We note your response to comment 6. For any subsidiary or subsidiaries of yours that currently hold 40% or more of investment securities on an unconsolidated basis, please revise your disclosure to identify the entity and the current percentage of its total assets that are investment securities.

In response to the Staff’s comment, we have revised pages 24 of the Registration Statement to disclose that none of our subsidiaries currently hold 40% or more of investment securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

3.	We note your response to prior comment 9. Please tell us, in full, the nature of business of Finup Co. Ltd. from its inception to October of 2016. Explain in greater detail, why you believe Finup’s peer-to-peer lending business did not constitute a component of a business that was abandoned.

We respectfully advise the Staff that we have been in investment advisory business since inception. We did not engage directly in any form of internet finance business, including peer-to peer lending. Instead we were the investment advisory subsidiary of Finup whose products we marketed to investors and earned one-time commissions from Finup until the spinoff.

Finup is in internet finance and other wealth management business that possesses all the required licenses and IT infrastructure. (See more details below). We were a subsidiary of Finup from our inception in 2013 until October 2016 and our primary business was, and still is, to market various investment products to investors and earn one-time commissions. From 2015 till October 2016, in addition to servicing Finup, we have also developed business with third party product providers and marketed their financial products.

We have further revised our registration statements on page 50 in the overview section of the management’s discussion and analysis to clarify our relationship and business transactions with Finup, as described above.

To respond to the Staff’s comment, we also include here, in details the nature of business of Finup as follows:

Finup provides internet financial services to people who are seeking consumer loans, automobile lease financing, wealth management and other investment advisory services through products such as IQIANJIN, Money Station, Finup Credit, RenMai, Finup Car and Benew On October 20, 2016, IQIANJIN loans had an aggregated transaction volume of over RMB 20 billion (approximately US $3.1 billion). As of June 2017, there are over 20 million active clients in China using Finup’s platform.

The main source of revenue of Finup is from transactions fees paid by borrowers through loans originated on its internet platform and management fees paid to compensate for its services provided in connection with loan facilitations.

Our business model has not changed since our own inception where we represent investors and provide intermediary services to various financial product providers, including online finance product provider such as Finup to other private equity product providers. Our primary source of revenue is one-time commissions from product providers based on the volume of products our investors purchased.

Therefore Finup’s internet finance including peer-to peer lending products which we marketed were only part of our product mix which does not constitute a business segment. In accordance with ASC 205, a business segment is:

1.	A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

2.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

We further analyze if our product line represent an operating segment and hence a component according to ASC 280-10-50 where an operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

We believe our product lines do not qualify under segment reporting according to criteria above. Neither our sales team nor associated costs can be divided by product line and therefore discreet financial information by product line is not available. We market our business through referrals and by organizing events, such as investor seminars and workshops, where we present our industry knowledge, market outlook and product choices.

This is further evidenced by how our operation results are regularly reviewed by our CEO who has been with us since inception and is also the chief operating decision maker (“CDOM”) to allocate user resources and assess our performance. Due to the nature of our business, most of our resources are allocated as such regardless of the type of products we market.

In addition, the operating results are prepared for our company as a whole, not for individual product line. No discreet financial information or cash flows, including financial forecast, is available by product lines. Specifically, the CODM focuses on the company-wide results and information on any level lower does not present enough meaningful information due to the integrated nature of all of the revenues and expenses.

As a result, we do not believe that change in product mix constitute a component of a business that was abandoned for the Company.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

4.	We note your response to prior comment 23. We note that Puhui Beijing holds the note based on your disclosure on page 4 and the note does not appear to have been acquired specifically for resale. Please revise to disclose the total purchase price of the note ($1,075,184) as an investing activity. Refer to ASC 230-10-45-13a.

In response to the Staff’s comment, we have revised page F-6, and pages 64-66 of the Registration Statement to include the requested disclosure.

Notes to Consolidated Financial Statements

Note 2 – Summary of significant accounting policies

Revenue recognition, page F-12

5.	We note your response to prior comment 25. According to ASC 605-20-15, the use of standalone basis does not preclude your arrangements being within the scope. Therefore, please revise your filing to provide your accounting policy for multiple element arrangements and other relevant disclosures required under ASC 605-20-50.

In response to the Staff’s comment, we have revised pages F-12 and 67 to 68 of the Registration Statement to include the requested disclosure.

Note 10 – Taxes, page F-22

6.	We note that you have $936,919 of deferred tax assets, net on your balance sheet as of December 31, 2017. Considering the restructure of your business in 2016, a significant decrease in total revenue in 2017 and the incurred net loss as of December 31, 2017, please expand your disclosures to provide a comprehensive analysis of the company-specific positive and negative evidence management evaluated in determining the realizability of the material components of deferred tax assets based on the guidance in ASC 740-10-30-16 through 30-25.

In response to the Staff’s comment, we have expanded our disclosures on page F-22 to F-23 and page 57-58 of the Registration Statement to include the requested disclosure.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut at selengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely, /s/ Zhe Ji Zhe Ji

cc: Ellenoff Grossman & Schole LLP